[Ameritas Life Insurance Corp. Logo]

                                                                 5900 "O" Street
                                                              Lincoln, NE  68510
                                                                    402-467-1122

December 17, 2009

                                                                       Via EDGAR

Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re: Ameritas Life Insurance Corp. ("Ameritas" or "Depositor") and Ameritas Life Insurance Corp. Separate Account LLVA (1940 Act No. 811-07661) ("Registrant" or "Separate Account")
         Ameritas No-Load Variable Annuity (1933 Act No. 333-120972) Post-Effective Amendment No. 8 on Form N-4 Pursuant to Rule 485(a) Response to Commission Staff Comments

Dear Ms. Roberts:

This letter is in response to Commission staff review comments, received by telephone on November 30 and December 10, 2009, regarding the above-referenced amendment filed October 30, 2009. We have attached the supplement showing revised Item 5 related to the first comment and response.

1. Examples of Expenses, Item 5. You commented that footnote 2 to this chart should clarify whether the example amounts represent (a) policies that are in the Guaranteed Lifetime Withdrawal Benefit ("GLWB") Inactive Phase or (b) policies issued without the GLWB rider.

         Response: Footnote 2 applies to both conditions mentioned above. There are no GLWB fees (a) when GLWB riders are in the Inactive Phase, or (b) for policies issued without the rider prior to the GLWB rider being offered. We revised the footnote lead to state "Maximum Policy Expenses
         - GLWB Rider Inactive Phase or Policies issued prior to November 5, 2007 without GLWB Rider." We did not change the heading label in the chart due to space constraints ("plain English" and clarity) and because the footnote description "GLWB Rider Inactive Phase" represents the condition required for current sales.

2.       Part C. You provided the following two comments for Part C:
         a. On the Exhibits list (Item 24(b) of Form N-4), we should identify the exhibits that are submitted with the filing by stating "Filed Herein."

         Response: We will identify exhibits to future filings we submit by adding the notation "Filed Herein," where applicable, to the Item 24(b) Exhibits list. (We will also use the same convention for Form N-6 Part C Item 26 on future variable life filings submitted under Rule 485.)

         b. We should show the post-effective amendment for each Power of Attorney referenced on the Signatures page. This may be accomplished by:
               i. If on the Exhibits list: Show officer and director names in the applicable footnote(s); or
               ii. If on the Signatures page: Show cross-references to the applicable post-effective amendment filing and amendment numbers in the footnotes on this page.

         Response: We will specify the applicable post-effective amendment for each Power of Attorney referenced on the Signatures page of future variable product filings submitted under Rule 485.


We acknowledge: that the separate account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the separate account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7894, or our lead securities attorney, Ann Diers, at 402-467-7847. Thank you for your assistance.

Sincerely,


/s/ Sally R. Bredensteiner

Sally R. Bredensteiner
Assistant Counsel


Attachment

                          AMERITAS LIFE INSURANCE CORP.
                                  ("Ameritas")
               AMERITAS LIFE INSURANCE CORP. SEPARATE ACCOUNT LLVA
                              ("Separate Account")
                                  Supplement to
                 Ameritas No-Load Variable Annuity ("NLVA 6150")
                          Prospectus Dated May 1, 2009
                       Supplement Dated December 31, 2009


This supplement amends certain disclosure contained in the above-referenced prospectus for the policies with the same name. Please keep this supplement together with your prospectus for future reference.

1. The statement that "Ameritas intends to rely on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the "1934 Act") to the extent the requirement to file reports under the 1934 Act is determined to be applicable to depositors of variable insurance products." is deleted and replaced with the following:
         Ameritas relies on the exemption provided by Rule 12h-7 to file reports under the Securities Exchange Act of 1934.

2. On page 5, at the beginning of the CHARGES section, and again on page 9 at the beginning of the CHARGES EXPLAINED section, the following sentence is added:
         We may increase CURRENT FEES, but we guarantee that each CURRENT FEE will never exceed the corresponding GUARANTEED MAXIMUM FEE.

3. On page 5, the table that "describes the fees and expenses that you will pay periodically during the time that you own the Policy, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses" is deleted and replaced with the following:

                                                                                         Guaranteed         Current
                                                                                        Maximum Fees         Fees
----------------------------------------------------------------------------------- -------------------- ------------

ANNUAL POLICY FEE (Deducted at end of each Policy Year or upon total surrender.             $40              $40
Waived if Policy value exceeds an amount, which we declare annually, on a Policy
Anniversary)
---------------------------------------------------------------------------------------------------------------------
     SEPARATE ACCOUNT ANNUAL EXPENSES
     (Deducted daily from assets allocated to the Separate Account to equal the annual % shown.)
----------------------------------------------------------------------------------- -------------------- ------------
MORTALITY & EXPENSE RISK CHARGE                                                             0.80%            0.60%
----------------------------------------------------------------------------------- -------------------- ------------

4. On page 5, the OPTIONAL RIDER/ENDORSEMENT FEES note is deleted and replaced with the following: * Beginning January 1, 2010, current GLWB Rider fees will become effective on the next Policy Anniversary for all GLWB Riders except those in the Withdrawal Phase. Fees will remain at a rate of 0.60% for Single Life and 0.75% for Joint Spousal for GLWB Riders that entered the Withdrawal Phase prior to May 1, 2009 and GLWB Riders that entered the Accumulation Phase prior to May 1, 2009 and then the Withdrawal Phase prior to their next Policy Anniversary date after January 1, 2010. All other GLWB riders, including those that entered the Accumulation Phase prior to May 1, 2009, but have not entered the Withdrawal Phase prior to the next Policy Anniversary following January 1, 2010, will be charged rates of 0.95% for Single Life and 1.10% for Joint Spousal. Current rates for GLWB Riders are subject to change as described in the CHARGES EXPLAINED section.



                                                          (continued on reverse)

5. On page 8, the EXAMPLES OF EXPENSES chart is deleted and replaced with the following:

                                 ------------------------------------------------------------------------------
                                   The Policy's expenses are the same whether the Policy is surrendered, annuitized, or continues at the end of the time period shown.
                                 ------------------------------------------------------------------------------
 EXAMPLE                                1 Yr               3 Yr              5 Yr               10 Yr
 --------------------------------------------------------------------------------------------------------------
   Maximum Expenses with GLWB -         $638               $1,888            $3,104             $6,005
   joint spousal (1)
 --------------------------------------------------------------------------------------------------------------
   Maximum Expenses with GLWB -         $623               $1,848            $3,043             $5,906
   single life (1)
 --------------------------------------------------------------------------------------------------------------
   Maximum Policy Expenses              $531               $1,589            $2,640             $5,241
   without GLWB Rider (2)
 --------------------------------------------------------------------------------------------------------------
   Minimum Policy Expenses (3)          $115                 $355              $608             $1,302
 --------------------------------------------------------------------------------------------------------------

(1) Maximum Policy Expenses. This example assumes maximum charges of 0.80% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee (although our current base Policy fee is waived if Policy value is at least $50,000 on a Policy Anniversary), the guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit (0.95% for single life; 1.10% for joint spousal), plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (4.12%).

(2) Maximum Policy Expenses - GLWB Rider Inactive Phase or Policies issued prior to November 5, 2007 without GLWB Rider. This example assumes maximum charges of 0.80% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee (although our current base Policy fee is waived if Policy value is at least $50,000 on a Policy Anniversary), plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (4.12%).

(3) Minimum Policy Expenses. This example assumes current charges of 0.60% for Separate Account annual expenses, a $40 current Policy fee that is waived if Policy value is at least $50,000 on a Policy Anniversary, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.14%).

6. On page 10, in the section for Guaranteed Lifetime Withdrawal Benefit ("GLWB") Charge, the first paragraph is deleted and replaced with the following:
         The guaranteed maximum and current annual charges for the GLWB rider are listed in the CHARGES section of this prospectus. Each fee is stated as a percentage that is multiplied by the Policy value. The current charge (0.95% annually for Single Life or 1.10% annually for Joint Spousal) will be deducted from the Policy value on each Monthly Anniversary, beginning with the Rider Activation Date. Beginning January 1, 2010, current GLWB Rider fees will become effective on the next Policy Anniversary for all GLWB Riders except those in the Withdrawal Phase. Fees will remain at a rate of 0.60% for Single Life and 0.75% for Joint Spousal for:
     a.   GLWB Riders that entered the Withdrawal Phase prior to May 1, 2009;
          and
     b. GLWB Riders that entered the Accumulation Phase prior to May 1, 2009 and then the Withdrawal Phase prior to their next Policy Anniversary date after January 1, 2010.
All other GLWB riders, including those that entered the Accumulation Phase prior to May 1, 2009, but have not entered the Withdrawal Phase prior to the next Policy Anniversary following January 1, 2010, will be charged rates of 0.95% for Single Life and 1.10% for Joint Spousal. Current fee rates for GLWB Riders are subject to change as described below. If you activate this rider, the charges for the Policy and for the rider will be deducted on a pro-rata basis from all Subaccounts in the asset allocation model you select.


All other provisions of your policy remain as stated in your policy and prospectus as previously supplemented.

     This supplement should be retained with the current prospectus for your variable policy issued by Ameritas Life Insurance Corp.
        If you do not have a current prospectus, please contact Ameritas at 1-800-255-9678.